SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






            ENAC STIFLES COMPETITION BY BANNING RYANAIR'S LOW FARES


Ryanair, Europe's largest low fares airline, today (Thursday, 20th April 2006) spoke out against ENAC for banning the airline's low fares flights on the Rome (Ciampino) - Alghero route after May 01st. Ryanair has complained to the European Commission against the abuse of the PSO rules in Italy whereby the operation of some commercially viable routes is being granted exclusively to selected Italian carriers in order to funnel more state aid to these airlines.

Ryanair has also applied to the Administrative Court in Rome to ensure that over 10,000 Italian consumers who are already booked to fly on this route after May 1st are not denied travel because of ENAC's anti-competitive favouritism towards Italian carriers.

Speaking today, Ryanair's Head of Regulatory Affairs & Company Secretary, Jim Callaghan, said:

        "The Italian Government's attempt to impose a Public Service Obligation on this route is ludicrous. Ryanair has already carried 100,000 passengers on the Rome-Alghero route in its first year of operation with fares of less than 40 euro and with no subsidies, which also means that the Italian taxpayer is not being gouged either. Air One is also offering services from Rome Fiumicino to Alghero. The imposition of a PSO is therefore clearly illegal under European law. We are confident that the European Commission and the Italian courts will put an end to this anti-competitive and illegal behaviour.

        "It is about time ENAC stopped trying to protect Alitalia and other Italian carriers and put a stop to illegal state aid. Such aid promotes high fares for Italian consumers and inefficient services. We are calling on our passengers to log on to www.ryanair.com and send a protest letter to Ryanair which we will forward to the Ministry of Transport. We are urging passengers to speak out now to ensure that Ryanair continues to operate its low fare, No.1 customer service route.

        "We are assuring passengers that we will continue to fight for low fares, competition and choice for Italian consumers on the Rome to Alghero route".

Ends. Thursday, 20th April 2006

For reference: Lorna Farren - Ryanair Pauline McAlester - Murray Consultants

               Tel: +353-1-8121271    Tel: +353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 April 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director